teleCalm, Inc.

Unaudited Financial Statements for Period Ending
December 31, 2020 and December 31, 2021

April 20, 2022


teleCalm Inc.
Balance Sheet
Period Ending December 31, 2020 and December 31, 2021
(unaudited)

Assets


	2021	2020
Current Assets		
Cash And Bank	129,089	111,949
Accounts Receivable	826	3,407
Other Current Assets	-	-
Total Current Assets	129,915	115,357
Fixed And Other Assets		
Property And Equipment, Net	601	601
Intangible Assets	12,476	10,616
Other Assets	(505)	1,998
Total Fixed and Other Assets	9,271	3,820
Total Assets	142,488	128,572


Liabilities and Shareholders' Equity


	2021	2020
Current Liabilities		
Accounts Payable	39,768	35,571
Credit Cards	2,616	1,461
Other Current Liabilities	188,553	196,229
Loan From Owner	4,000	4,000
Loan Payable	22,846	23,846
Payroll Liabilities	3,152	3,161
Total Current Liabilities	260,935	264,268
Long-Term Liabilities		
Convertible Note	606,662	499,250
SBA EIDL	106,900	78,200
Total Long-Term Liabilities	713,562	577,450
Shareholders' Equity		
Common Stock	41,500	41,500
Preferred Stock	125,717	82,935
Retained Earnings (Deficit)	(999,226)	(837,581)
Total Shareholders' Equity	(832,009)	(713,146)
Total Liabilities and Shareholders' Equity	142,488	128,572


teleCalm Inc.
Statement of Operations
Period Ending December 31, 2020 and December 31, 2021
(unaudited)


	2021	2020
Revenue		
Recurring Subscriptions	445,328	238,619
Other Fees and Allowances	37,442	30,359
Total Revenue	482,771	264,978
Cost of Sales	(164,751)	(104,210)
Gross Profit	318,019	160,769
Contract Expenses		
Contractors	67,050	43,700
Operational and Administrative Expenses		
Payroll Expenses	196,414	163,016
Contractors	67,050	43,700
General & Administrative	53,567	48,307
Rental Equipment (Inventory)	52,367	48,218
Mktg, Adv & Biz Dev	35,478	43,795
Interest Expense	32,909	24,164
Professional Fees	17,419	18,710
Health Insurance (QSEHRA)	14,538	
Travel	2,351	9,676
Home Office Expense	3,809	6,000
Insurance - Liability	2,883	2,888
Forgiven Receivables	4,318	-
Research and Development	685	3,458
Insurance - Disability	336	244
Depreciation expense	-	240
Charitable Contributions	-	62
Payroll Expenses	196,414	163,016
General & Administrative	53,567	48,307
Rental Equipment (Inventory)	52,367	48,218
	484,244	412,478
Net Income from Operations	(166,105)	(251,709)
Other Income (Expenses)		
PPP Loan Forgiven / EIDL Grant		24,600
Other Income (Expenses)	4,460	6,032
Net Income	(161,645)	(221,402)


teleCalm Inc.
Statement of Changes in Equity
Period Ending December 31, 2020 and December 31, 2021
(unaudited)


	Common Stock	Preferred Stock	Retained Earnings	Total
Beginning Balance, January 1, 2020	$41,500		$(616,179)	$(574,679)
Profit/(Loss) for the year			(221,402)	(221,402)
Ending Balance, December 31, 2020	$41,500	$82,935	$(837,581)	$(713,146)
Profit/(Loss) for the year			(161,645)	(161,645)
Ending Balance, December 31, 2021	$41,500	$125,717	$(999,226)	$(832,009)

teleCalm Inc.
Statement of Cash Flows
Period Ending December 31, 2020 and December 31, 2021
(unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	(161,645)	(221,402)
Adjustments to reconcile Net Income to Net Cash provided by operations		
Changes in Accounts Receivable	2,581	46,433
Changes in Inventory Asset	-	772
Changes in Accumulated Depreciation	-	240
Changes in Accumulated Amortization	-	472
Changes in Account payable	4,196	17,654
Changes in Other Liabilities	(7,530)	46,910
Net Cash Flows from Operating Activities	(162,397)	(108,922)
Cash Flows from Investing Activities		
Patents and Trademarks	(1,860)	(4,728)
Rent Deposit	2,503	15
Net Cash Flows from Investing Activities	643	(4,713)
Cash Flows from Financing Activities		
Changes in Convertible Notes	107,412	-
Changes in Equity Investments from Crowdfunding	42,782	82,935
Changes in SBA EIDL	28,700	78,200
Net Cash Flows from Financing Activities	178,894	161,135
Cash at Beginning of Period	111,949	64,449
Net Increase (Decrease) In Cash	17,140	47,500
Cash at the End of the Period	129,089	111,949

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

TeleCalm, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from family caregivers who subscribe to the Company's monthly phone service for their loved-one and manage that service remotely through the Caregiver app.

The Company's patented service stops problem calls for seniors living with Alzheimer's & dementia, both at home and in senior living communities. This service empowers family caregivers to stop late-night calls, repeated calls, and 911 abuse, while protecting seniors from deliberate and targeted fraud. The Company's service further helps to reduce senior isolation, by keeping seniors connected with family and friends, while protecting against elder fraud and saving family caregivers from phone-related stress.

The Company is a for-profit social impact company that has serviced over 1500 subscribers and processed over 4.5 million calls.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be in frequent. Therefore, no amount has been recognized in the statements as are serve for losses on accounts receivables.

Property and Equipment/Intangible Assets

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation/amortization is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Other Assets

Other assets include advance rent deposit and accumulated amortization.

Accounts payable

Accounts payables consist of amounts billed by the supplier for which payment has not yet been paid.

Credit Cards

The credit cards are drawn from Brex at 0% interest rate and used for monthly expenses to be easily consolidated and the account is paid in full every after 30 days.

Other Current Liabilities

These include a line of credit with JIB Adventures, loans from MainStreet, Pipe Financing, and Stripe.

Loan from Owner

Direct loan from the founder of teleCalm, Tavis Schriefer in June 2017 for operating expenses.

Loan Payable

Total of five loans of different amounts from RedPanda Labs during the period December 2016 through February 2017, the company which is also owned by two of the teleCalm founders. These loans were used for some operating costs and daily nature expenses.

Payroll Liabilities

Payroll liabilities include amount payable to the tax authorities in respect of federal unemployment, federal taxes, and TX unemployment tax.

Convertible Note

The Company has convertible notes ("the Notes") which carry interest at the rates between 6% and 7% per annum. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

SBA EIDL

The Company obtained an SBA EIDL loan in June 2020 for $78,200 and an additional $28,700 in August 2021. This is a 30 year note at 3.75% annual interest with monthly payments of $546 beginning in December 2022.

Revenue

The Company recognizes revenue when (a) persuasive evidence that an agreement exists; (b) the products have been shipped or service has begun; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Substantially all revenue is recognized via the Company's online Recurring Subscriptions model, which begins a monthly non-refundable subscription where payment is received in advance of each month's service. Other Fees and Allowances consist of one-time activation fees, third-party activation fees, and refunds or other allowances.

Cost of Sales

Cost of Sales includes costs of providing services and other direct supplies used for the purpose of providing services to the Company's customers.

Contract Expenses

Contractor expenses consist of ongoing contracted software development.

Operational and Administration expenses

This includes company day to day running expenses, administration expenses and other costs as incurred.

NOTE E- EQUITY BASED COMPENSATION

As of December 31, 2021, Shares issued, available, and authorized are as follows:

	Securities Authorized	Securities Outstanding	Voting Rights
Preferred	500,000	122,133	Yes
Common	9,500,000	3,651,057	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	125,000 Preferred
	31,836 Common
Options:	564,101 Common (Unassigned)